Exhibit 8.1

List of Subsidiaries of Siyata Mobile Inc.

Name of Subsidiary	Place of Incorporation
Queensgate Resources Corp	British Columbia, Canada
Queensgate Resources US Corp	Nevada, USA
Siyata Mobile (Canada) Inc.	British Columbia, Canada
Siyata Mobile Israel Ltd.	Israel
Signifi Mobile Inc.	Quebec, Canada
ClearRF Nevada Ltd.	Nevada, USA
ClearRF LLC	Washington, USA
Siyata PTT	Cayman Islands